

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2016

Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer
Kamada Ltd.
7 Sapir St.
Kiryat Weizmann Science Park
P.O. Box 4081
Ness Ziona 74140
Israel

> **Re: Kamada Ltd.**
> **Registration Statement on Form F-3**
> **Filed November 28, 2016**
> **File No. 333-214816**

Dear Mr. Efron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Jaclyn Liu, Esq.